

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

Victoria D. Harker
Executive Vice President and Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

      Re: **The AES Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed March 3, 2011
              File No. 001-12291

Dear Ms. Harker:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Brigitte Lippmann   for

                                H. Christopher Owings
                                Assistant Director

cc: Mary Wood
    Controller
    The AES Corporation